

April 19, 2011

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

> **Re:** **The Goldman Sachs Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 7, 2010**
> **Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010**
> **Filed May 10, August 9, and November 9, 2010, respectively**
> **File No. 1-14965**

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jessica Barberich
Assistant Chief Accountant